Agnico-Eagle Mines Limited
Suite 500, 145 King Street East
Toronto, Ontario M5C 2Y7
Canada

October 27, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

Re:	Agnico-Eagle Mines Limited Request for Withdrawal (AW) of Amendment No. 1 to Registration Statement on Form F-10 (File No. 333-100902)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Rule 477"), Agnico-Eagle Mines Limited (the "Company") hereby makes application to withdraw its Amendment No. 1 to Registration Statement on Form F-10, File Number 333-100902 (the "Amendment No. 1") filed with the Securities and Exchange Commission on November 8, 2002, relating to the offering of debt securities, common shares or warrants to purchase debt securities or common shares of the Company (collectively, the "Securities") up to a total amount of $500,000,000. The Amendment No. 1 was filed as an amendment to the Registration Statement on Form F-10, file number 333-100902 (the "Registration Statement") filed with the Securities and Exchange Commission on October 31, 2002.

        No Securities registered pursuant to the Registration Statement have been sold, offered or issued since the date of the filing of Amendment No. 1 or the Registration Statement. The prospectus relating to such Registration Statement and Amendment No.1 has expired under applicable Canadian law. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of Amendment No. 1 as soon as possible, on the grounds that the withdrawal of the Amendment No. 1 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Simultaneously with the filing of this withdrawal request, the Company is also filing on Form RW with the Securities and Exchange Commission a request for withdrawal of the Registration Statement. Subsequent to the effectiveness of these withdrawals, the Company will file a new registration statement on Form F-10 relating to the offering of debt securities, common shares or warrants to purchase debt securities or common shares of the Company up to a total amount of $500,000,000 (the "2004 Registration Statement").

        We also request, upon the effectiveness of the withdrawal of the Amendment No. 1, that the filing fee of $46,000 paid in connection with the filing of the Registration Statement be offset against the filing fee for the 2004 Registration Statement pursuant to Rule 457(p) of the Securities Act of 1933 as amended.

        Please provide our attorney, James E. Bedar of Brown Rudnick Berlack Israels LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our attorney's facsimile number is 617 856 8201.

        Should you have any questions regarding this matter, please call our attorney, Mr. Bedar, at (617) 856-8167.

Sincerely,
Agnico-Eagle Mines Limited
/s/ SEAN BOYD Sean Boyd President and Chief Executive Officer

cc:	Phil Flink, Esq. Nina E. Andersson, Esq.